SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Jeffrey P. Bodle, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,810,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,810,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,747 Shares
	8	SHARED VOTING POWER 8,810,469 Shares
	9	SOLE DISPOSITIVE POWER 36,747 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,847,216 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Joan B. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,810,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,810,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 965,058 Shares
	8	SHARED VOTING POWER 9,697,465 Shares (1)
	9	SOLE DISPOSITIVE POWER 965,058 Shares
	10	SHARED DISPOSITIVE POWER 9,697,465 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,662,523 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Mr. Ray’s spouse and children and 1,000 shares owned by Mr. Ray’s son who shares his household. Mr. Ray’s spouse has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013. Mr. Ray disclaims beneficial ownership of and pecuniary interest in the 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust and the 1,000 shares owned by his son who shares his household.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 9 Pages

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, no par value (“Common Stock”), of Vera Bradley, Inc. (the “Issuer”). The address of the Issuer’s executive offices is 2208 Production Road, Fort Wayne, Indiana 46808.

Item 2.	Identity and Background.

(a)	The persons filing this statement are Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan B. Hall and Michael C. Ray (collectively with the Trust, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is c/o Vera Bradley, Inc., 2208 Production Road, Fort Wayne, Indiana 46808.

(c)	Robert J. Hall’s principal occupation is principal of Andesite Holdings, a private investment firm that he founded in 2007. He also serves as the Chairman of the Issuer’s Board of Directors. Joan B. Hall is the spouse of Robert J. Hall. Michael C. Ray’s principal occupation is the Chief Executive Officer and Director of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Robert J. Hall, Joan B. Hall and Michael C. Ray is a United States citizen. The Trust is governed by Indiana law.

Item 3.	Source and Amount of Funds or Other Consideration

Barbara B. Baekgaard (“Baekgaard”), co-founder, Chief Creative Director and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock (the “Trust Shares”) to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan B. Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan B. Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. Michael C. Ray is the Issuer’s Chief Executive Officer and a director, and is married to Baekgaard’s daughter Ann-Marie Ray. When Baekgaard was serving as the sole trustee of the Trust, the Trust Shares were deemed indirectly beneficially owned by Baekgaard. Upon her resignation as the trustee, the Trust Shares are deemed directly beneficially owned by the Trust, and indirectly beneficially owned by its co-trustees – Joan B.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 9 Pages

Hall and Michael C. Ray. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares since he is the spouse of Joan B. Hall. Each of Robert J. Hall and Michael C. Ray disclaims all pecuniary interest in the Trust Shares. Joan B. Hall disclaims all pecuniary interest in the Trust Shares except to the extent that any such pecuniary interest is allocated to her in accordance with the Trust documents.

Robert J. Hall acquired 36,747 shares of Common Stock in connection with his service as a non-employee director of the Issuer.

Michael C. Ray acquired 1,852,054 shares of Common Stock in connection with his service as the Chief Executive Officer of the Issuer. Of these shares, 965,058 shares are held by Michael C. Ray, and 885,996 shares are held by the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Mr. Ray’s spouse and children. 1,000 shares are owned by Mr. Ray’s son who shares his household. Mr. Ray’s spouse has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013. Mr. Ray disclaims beneficial ownership of and pecuniary interest in the 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust and the 1,000 shares owned by his son who shares his household.

Item 4.	Purpose of Transaction.

The Reporting Persons are holding the shares of Common Stock described in Item 3 above for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect.

The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in transactions with financial institutions and other parties with respect to the securities described herein as permitted by law. Other than a Reporting Person in his capacity as a director and/or an executive officer of the Issuer or as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	See the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 40,562,103 outstanding shares of Common Stock of the Issuer as of December 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 27, 2012. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, common shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 18, 2013, are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities.

(b)	See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)	There have been no reportable transactions with respect to the shares of Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan B. Hall
Joan B. Hall
Trustee

By:	/s/ Michael C. Ray
Michael C. Ray
Trustee

ROBERT J. HALL

/s/ Robert J. Hall
Robert J. Hall

JOAN B. HALL

/s/ Joan B. Hall
Joan B. Hall

MICHAEL C. RAY

/s/ Michael C. Ray
Michael C. Ray

EXHIBIT 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that this Schedule 13D and any amendments thereto are filed on behalf of each of them.

Dated: March 18, 2013

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan B. Hall
Joan B. Hall
Trustee

By:	/s/ Michael C. Ray
Michael C. Ray
Trustee

ROBERT J. HALL

/s/ Robert J. Hall
Robert J. Hall

JOAN B. HALL

/s/ Joan B. Hall
Joan B. Hall

MICHAEL C. RAY

/s/ Michael C. Ray
Michael C. Ray